PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

Keegan Adds an Additional Concession to the Esaase Gold Project

Vancouver, British Columbia, December 1, 2011: Keegan Resources Inc. (“Keegan” or the “Company") is pleased to announce that it has entered into a purchase agreement (the "Agreement") with Yetollas Mining Enterprise (YME) to acquire 100% interest in the Asuowin Concession (the Property) within the Asankrangwa gold belt, where Keegan's flagship Esaase Deposit occurs. The Agreement requires Keegan to make cash payments of US$400,000.

The Property contains the Bilpraw Mine, which is located at a mineralized contact between sediments and a large intrusion that according to public records produced 6,938 tonnes of ore at 17 grams per tonne gold by Ashanti Mines in the early part of the 20th century. The property had minor exploration done in the 1980’s by Mutual Ghana & Leo Shield Exploration Ghana N.L. Keegan is very interested in the high-grade potential of the area and intends to initiate an immediate drill program. See below for a location map of the new concession or visit Keegan's website at www.keeganresources.com.

Location map of the new Asuowin Concession

KEEGAN
RESOURCES INC.

N
LEGEND
Historic Lode Mine
Keegan-Controlled Land
Existing Resource
0
2,000
Historic
Bipraw Mine
ASUOWIN
CONCESSION

President and CEO Maurice Tagami states: "The acquisition of the Asuowin Concession fits Keegan's goal of pursuing additional nearby ounces by expanding its property position in order to aggressively continue exploration of the prolific Asankrangwa Belt while simultaneously pushing ahead with feasibility and permitting programs at the Esaase Project.”

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on exploration and development at its wholly owned flagship Esaase Gold Project (3.64 million ounce measured and indicated and 1.55 million ounces inferred resource averaging 1.1 grams per tonne gold at a cutoff grade of 0.4 grams per tonne for a total inferred and indicated resource of 5.19 Moz) located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward -looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms, “measured resources”, 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission (SEC) does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves as defined by SEC standards. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.